The information in this preliminary pricing supplement is not complete and may be changed.   This preliminary pricing supplement and the accompanying prospectus, and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Pricing Supplement (To Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038 March 17, 2014

US$

PAY AT MATURITY NOTES DUE MARCH 31, 2022

LINKED TO THE 30 YEAR CMS RATE AND CONTINGENT ON 3 MONTH LIBOR

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	100.00%	Series:	Global Medium-Term Notes, Series A
Original Issue Date:	March 31, 2014(*)	Original Trade Date:	March 26, 2014(*)
Maturity Date:	March 31, 2022(*)
Denominations:	Minimum denominations of US$20,000 and integral multiples of US$1,000 thereafter.	CUSIP/ISIN:	06741UAM6/US06741UAM62

Payment at Maturity:

If you hold the Notes to maturity, for each $1,000 principal amount Note you will receive a cash payment (subject to our credit risk) on the stated Maturity Date, determined as follows:

•      If the Final Barrier Rate is greater than the Barrier Level: $1,000

•      If the Final Barrier Rate is less than or equal to the Barrier Level an amount equal to (a) $1,000 plus (b) $1,000 times (x) the Multiplier times (y) the difference between the Final Reference Rate and the Strike, subject to the Minimum Redemption Amount.  Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x [Multiplier x (Final Reference Rate – Strike)]]

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.  For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this preliminary pricing supplement.

[Terms of Notes continue on next page]

	Price to Public(1)	Agent’s Commission(1)(2)	Proceeds to Barclays Bank
PLC(1)(2)
Per Note	100.00%	[2.00 ]%	[ 98.00]%
Total	100.00%	$	$

(1) Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is expected to be between $940.00 and $970.00 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.

(2) Barclays Capital Inc. will receive commissions from the Issuer equal to [2.00]% of the principal amount of the notes, or $[20.00] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this preliminary pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” on page PPS-2 below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Reference Rate:

30 Year CMS Rate (the “CMS Rate”) (See “Reference Rate” on page PPS-8 for additional information on how the CMS Rate is calculated).  In certain circumstances, the CMS Rate will be based on the alternate calculation of the CMS Rate as described in “Reference Assets—Floating Interest Rate—CMS Rate” in the accompanying prospectus supplement.

Barrier Rate:	3-month LIBOR. See “Barrier Rate” on page PPS-8 for additional information.
Multiplier:	10.00
Strike:	[1.25% to 1.75%]. The actual Strike will be determined on the Original Trade Date.
Barrier Level:	7.00%
Final Reference Rate:	The Reference Rate five (5) New York Business Days prior to the Maturity Date (“Final Reference Rate Determination Date”).
Final Barrier Rate:	The Barrier Rate two (2) London Business Days prior to the Maturity Date (“Final Barrier Rate Determination Date”).
Business Day Convention/Day Count Fraction:	Following, unadjusted; 30/360
Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Minimum Redemption Amount:	$1,000 for each $1,000 principal amount Note
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

(*)            Depending on the actual date on which the Notes are priced for sale to the public, which will be the Original Trade Date, any reference in this preliminary pricing supplement to the month in which the Original Issue Date and Maturity Date will occur is subject to change.

We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary pricing supplement relates.  Before you invest, you should read the prospectus dated July 19, 2013 and the prospectus supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, the prospectus supplement, and this preliminary pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and final pricing supplement (when completed) and this preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional Information Regarding Our Estimated Value of the Notes

The range of the estimated values of the Notes referenced above may not correlate on a linear basis with the range for the Strike set forth in this preliminary pricing supplement.  We determined the size of the range for the Strike based on prevailing market conditions, as well as the anticipated duration of the marketing period for the Notes.  The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “pricing date”) based on prevailing market conditions on the pricing date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately twelve months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Factors” beginning on page PPS-2 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the pricing date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their pricing date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive any repayment of principal or any other amounts owed to you under the terms of the Notes.

•             You Will Not Receive Any Interest or Periodic Coupon Payments; Your Return on the Notes Will be Limited to the Payment That You Receive at Maturity—Your return on the Notes is limited to the payment that you will receive at maturity, which is approximately eight years after the original issue date.  You will not receive any payments on the Notes prior to the maturity date.  If the Final Barrier Rate is greater than the Barrier Level or if the Final Reference Rate is less than or equal to the Strike, the payment that you receive at maturity will be limited to the principal amount of your Notes.  The return at maturity of the principal amount of your Notes (plus any payment that you receive in excess thereof) may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.  Any payment due on the Notes, including the return of any principal due at maturity, is subject to the creditworthiness of the issuer, as described under “Issuer Credit Risk” above.

•              The Payment at Maturity of Your Notes is Not Based on the Reference Rate at Any Time Other than the Final Reference Rate Determination Date—The Final Reference Rate will be based solely on the level of the Reference Rate on the Final Reference Rate Determination Date.  Therefore, if the Reference Rate drops precipitously on the Final Reference Rate Determination Date, the payment at maturity, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Reference Rate prior to such drop.

•                  The Payment at Maturity of Your Notes is Not Based on the Barrier Rate at Any Time Other than the Final Barrier Rate Determination Date—The Final Barrier Rate (and, therefore, the Payment at Maturity) will be based solely on the level of the Barrier Rate on the Final Barrier Rate Determination Date.  Therefore, if the Barrier Rate increases precipitously on the Final Barrier Rate Determination Date, the payment at maturity, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Barrier Rate prior to such an increase.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                 The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a

PPS-2

number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis.  Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                 The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and May be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                 The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Original Trade Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                 The Historical Performances of the Reference Rate and the Barrier Rate Are Not Indications of Their Future Performances—The historical performances of the Reference Rate and the Barrier Rate should not be taken as an indication of their future performances during the term of the Notes.  Changes in the levels of either the Reference Rate or the Barrier Rate will affect the value of the Notes, but it is impossible to predict whether such levels will rise or fall.

•                 Changes in the Method Pursuant to Which the LIBOR Rates Are Determined May Adversely Affect the Value of the Notes—Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to the calculation of LIBOR across a range of maturities and currencies, and certain financial institutions that are member banks of the British Bankers’ Association (the “BBA”), an organization previously involved in setting daily LIBOR, including Barclays, have entered into agreements with the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission and/or the U.K. Financial Services Authority in order to resolve the investigations.  In addition, in September 2012, the U.K. government published the results of its review of LIBOR, commonly referred to as the “Wheatley Review.”  The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates, new regulatory oversight and enforcement mechanisms for rate-setting and the corroboration of LIBOR, as far as possible, by transactional data. Based on the Wheatley Review, on March 25, 2013, final rules for the regulation and supervision of LIBOR by the U.K. Financial Conduct Authority (the “FCA”) were published (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls.  The FCA Rules took effect on April 2, 2013.  ICE Benchmark Administration Limited (the “LIBOR Administrator”), a subsidiary of IntercontinentalExchange Group, Inc., took over the administration of LIBOR as of February 1, 2014. It is not possible to predict the effect of the FCA Rules, the change in LIBOR

PPS-3

administrator, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere, each of which may adversely affect the trading market for LIBOR-based securities.  In addition, any changes announced by the FCA, the LIBOR Administrator or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged change in the reported LIBOR rates.  If that were to occur and to the extent that the value of the Notes is affected by reported LIBOR rates, the value of the Notes may be affected.  Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations will continue to be adopted and the timing of such changes may adversely affect the current trading market for LIBOR-based securities and the value of the Notes.

•                 We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products.  These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the Barrier Rate and/or the Reference Rate.  Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                 Additional Potential Conflicts—As described above, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment advisor, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                 Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                 Many Economic and Market Factors Will Affect the Value of the Notes—In addition to the level of the Barrier Rate and the Reference Rate, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Reference Rate and the Barrier  Rate;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

PPS-4

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the other factors described above.

PPS-5

HYPOTHETICAL PAYMENT AT MATURITY

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

For purposes of these examples, we assume that the Notes are held until maturity.

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The hypothetical examples below make the following key assumptions:

•                  Hypothetical Strike: 1.50% (the midpoint of the range of 1.25% and 1.75%)

•                  Minimum Redemption Amount: $1,000 per $1,000 principal amount Note

•                  Multiplier: 10.00

•                  Barrier Level: 7.00%

Reference Rate	Payment at Maturity(*)(**)	Total Return on Notes
10.00	$ 1,850.00	85.00%
9.00	$ 1,750.00	75.00%
8.00	$ 1,650.00	65.00%
7.00	$ 1,550.00	55.00%
6.00	$ 1,450.00	45.00%
5.00	$ 1,350.00	35.00%
4.00	$ 1,250.00	25.00%
3.00	$ 1,150.00	15.00%
2.50	$ 1,100.00	10.00%
2.25	$ 1,075.00	7.50%
2.00	$ 1,050.00	5.00%
1.75	$ 1,025.00	2.50%
1.50	$1,000.00	0.00%
1.25	$1,000.00	0.00%
1.00	$1,000.00	0.00%
0.50	$1,000.00	0.00%
0.00	$1,000.00	0.00%
-0.50	$1,000.00	0.00%

*per $1,000 principal amount Note

**the Final Barrier Rate is assumed to be 6.00% for purposes of this table.  The actual Final Barrier Rate will be determined on the Final Barrier Rate Determination Date.

Hypothetical Examples of Amounts Payable at Maturity

Example 1: The Final Reference Rate is 4.00% and the Final Barrier Rate is 5.00%.

Because the Final Reference Rate is greater than the Strike and the Final Barrier Rate is less than or equal to the Barrier Level, the investor receives a payment at maturity of $1,250.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 x [Multiplier x (Final Reference Rate – Strike)]]

$1,000 + [$1,000.00 x [10.00 x (4.00%-1.50%)]] = $1,250.00

The total return on the investment of the Notes is 25.00%.

PPS-6

Example 2: The Final Reference Rate is 1.00% and the Final Barrier Rate is 5.00%.

Because the Final Reference Rate is less than or equal to the Strike and the payment at maturity cannot be less than the Minimum Redemption Amount, the investor will receive a payment at maturity of $1,000.00 per $1,000.00 principal amount Note.

The total return on the investment of the Notes is 0.00%.

Example 3: The Final Reference Rate is 5.00% and the Final Barrier Rate is 8.00%.

Because the Final Barrier Rate is greater than the Barrier Level, the investor receives a payment at maturity of $1,000.00 per $1,000.00 principal amount Note.

The total return on the investment of the Notes is 0.00%.

PPS-7

Reference Rate

The CMS Rate is the “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of thirty years. In such a hypothetical swap transaction, the fixed rate of interest, payable quarterly on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate, and is a representation of the rate of interest at which banks borrow funds from each other in the London interbank market. 3-Month LIBOR is the rate of interest which banks in London charge each other for loans for a period of three months.

The CMS Rate with respect to the Final Reference Rate Determination Date will be determined by the Calculation Agent by reference to the 30 Year CMS Rate that appears on Reuters page ISDAFIX1 as of 11:00 a.m., New York City time, on the Final Reference Rate Determination Date.  Please see the information contained in “Reference Assets—Floating Interest Rate—CMS Rate” starting on page S-72 of the Prospectus Supplement for additional detail, including information on procedures that will be applied by the Calculation Agent when the CMS Rate cannot be determined in the manner described above on the Final Reference Rate Determination Date.

CMS Rate Historical Information

The following graph sets forth the historical percentage levels of the CMS Rate for the period from January 2, 2008 to March 14, 2014.  The CMS Rate on March 14, 2014 was 3.541%. The historical levels of the CMS Rate should not be taken as an indication of its future performance.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Barrier Rate

The Barrier Rate with respect to any calendar day will be determined by the Calculation Agent by reference to LIBOR with an index maturity of 3 months and an index currency of U.S. dollars as displayed on Reuters Page LIBOR01 on the relevant date.  Please see the information contained in “Reference Assets—Floating Interest Rate—LIBOR” starting on page S-78 of the Prospectus Supplement, as modified by “Supplemental Terms of the Notes” in the document, for additional detail, including information on procedures that will be applied by the Calculation Agent when the Barrier Rate cannot be determined in the manner described above on any date.

Barrier Rate Historical Information

The following graph sets forth the historical percentage levels of the Barrier Rate for the period from January 2, 2008 to March 14, 2014.  The Barrier Rate on March 14 2014 was 0.23485%. The historical levels of the Barrier Rate

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should not be taken as an indication of its future performance.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.  In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.  The Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity.  This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.  In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.  If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

If you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

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CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL TERMS OF THE NOTES

Notwithstanding anything to the contrary contained herein, (1) each reference to “BBA” on page S-79 of the prospectus supplement will be deemed to refer to “IntercontintentalExchange Group”.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.  The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$

BARCLAYS BANK PLC

PAY AT MATURITY NOTES DUE MARCH 31, 2022

LINKED TO THE 30 YEAR CMS RATE AND CONTINGENT ON 3 MONTH LIBOR

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED JULY 19, 2013 AND THE PROSPECTUS SUPPLEMENT

DATED JULY 19, 2013)

______________